SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on December 19, 2011.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: December 19, 2011
	By:	/s/ Baruch Shusel
Name: Baruch Shusel Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES SALE OF HOLDINGS IN SHAMIR SALADS

In Unrelated Announcement, Company Also Announces Departure of CEO

YAVNE, Israel – December 18, 2011 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced an agreement to sell its entire 51% ownership interest in Shamir Salads (2006) Ltd. ("Shamir Salads") for NIS 12 million to other shareholders of Shamir Salads ("Other Shareholders") as a result of settlement of a dispute with those shareholders.  In addition, the Company will receive NIS 1.5 million in past due management fees as part of the settlement.

The agreement, reached on December 16, 2011, as part of arbitration proceedings between the Other Sharholders and the Company, also provides that the Company will be released from any guarantees provided to banks or other entities regarding payment of Shamir Salads promissory notes, and that representatives of the Company will resign from the Board of Directors of Shamir Salads.

As a result of the agreement, mutual claims made by parties in the arbitration proceeding will be cancelled without any order for expenses, and each party will waive its right to bring additional court proceedings or claims regarding this matter.  In addition, Shamir Salads will indemnify, without limitation as to date or amount, the Company and any officers of Shamir Salads who served on behalf of the Company, for any liability or expense arising from actions taken by such officers or in matters directly or indirectly related to Shamir Salads.

Completion of the transaction is subject to the agreement being granted the status of an arbitration award, and that award receiving the approval of Tel Aviv District Court.

"After two-and-a-half years and no end in sight to the arbitration proceeding, we are acting to bring this prolongued dispute to a close," commented Mr. Zwi Williger, Chairman of Willi-Food.  "The results we achieved as majority owners of Shamir Salads were disappointing and unlikely to improve.  At the same time, the conflict and arbitration proceeding hindered the progress of our Company as a whole. We simply cannot afford to further divert management's time and attention from our core business in these challenging economic times."

The sale is expected to generate profits of NIS 5.5 million (approxmatly USD 1.5 million), which will be recognized in the Company's financial reports for the fourth quarter of 2011.

In an unrelated announcement, the Company also announced the departure of its chief executive officer, Kobi Levi, effective as of the end of January 2011.  The departure of Mr. Levi was agreed to jointly by Mr. Levi and the Company in light of the Company's significantly lower expectations regarding net income from operations for the coming fiscal quarters compared to prior quarters and as a way to reduce administrative expenses.

Commented Mr. Williger, "Together with Koby we have decided to adjust our management strategy in light of continued Israeli and global economic uncertainty.  We wish Kobi much success in his future endeavors."

The Board of Directors of Willi-Food will consider alternatives to ensure that the duties of CEO will continue to be fulfilled in the future.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on June 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.